Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months		Six Months
	Ended June 30,		Ended June 30,		Year Ended December 31,
	2010	2009	2010	2009	2009	2008	2007	2006	2005
Income from continuing operations before undistributed earnings of equity method investments, amortization of capitalized interest, and taxes	$45.0	30.2	78.2	56.3	129.0	(517.2)	183.0	190.3	185.9
Less undistributed earnings of equity method investments	$(4.8)	(3.5)	(4.4)	(4.2)	(13.8)	(16.5)	(4.1)	(8.2)	(4.3)
Plus distributed earnings of equity method investments	$0.5	0.1	9.4	20.8	21.3	3.5	6.2	0.3	—
Plus amortization of capitalized interest	$0.2	0.2	0.4	0.4	0.8	0.8	0.6	0.5	0.3

	$40.9	27.0	83.6	73.3	137.3	(529.4)	185.7	182.9	181.9

Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	$12.5	13.7	25.3	28.2	55.2	54.5	55.3	48.4	48.5
Debt discount amortization	$2.4	3.1	5.3	6.8	13.0	14.0	12.9	11.1	—
Floor plan interest expense	$8.3	9.0	16.8	18.4	35.6	64.2	73.1	58.2	45.2
Capitalized interest	$0.1	—	0.2	0.6	0.9	4.8	5.5	7.1	4.0
Interest factor in rental expense	$13.7	13.5	27.3	26.6	54.3	52.8	49.6	43.2	34.8

Total fixed charges	$37.0	39.3	74.9	80.6	159.0	190.3	196.4	168.0	132.5

Less:
Capitalized interest	$0.1	—	0.2	0.6	0.9	4.8	5.5	7.1	4.0

Earnings	$77.8	66.3	158.3	153.3	295.4	(343.9)	376.6	343.8	310.4

Ratio of earnings to fixed charges	2.1	1.7	2.1	1.9	1.9	— (a)	1.9	2.0	2.3

(a)	In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $534.2 million due to a non-cash impairment charge of $643.5 million.